SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                  to

Commission File Number 1-11141

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
HEALTH MANAGEMENT ASSOCIATES, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HEALTH MANAGEMENT ASSOCIATES, INC.
5811 PELICAN BAY BLVD., SUITE 500
NAPLES, FLORIDA 34108-2710

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN
Years ended December 31, 2001 and 2000
with Report of Independent Certified Public Accountants

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule
Years ended December 31, 2001 and 2000

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Plan Sponsor
Health Management Associates, Inc.
    Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Management Associates, Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Tampa, Florida
May 24, 2002

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2001	2000
ASSETS
Investments, at fair value:
Health Management Associates, Inc. common stock	$63,154,482	$68,167,334
Pooled separate accounts	53,036,030	—
Unallocated insurance contracts	19,357,342	—
Collective trust funds	—	21,233,074
Mutual funds	—	43,460,526
Participant loans	5,674,032	4,463,167

	141,221,886	137,324,101
Cash	—	114,086
Receivables:
Participants’ contributions	533,593	1,728,085
Employer’s contribution	267,421	807,444
Accrued income	—	34,452

Total receivables	801,014	2,569,981

Net assets available for benefits	$142,022,900	$140,008,168

See accompanying notes.

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2001	2000
Additions
Investment results:
Net appreciation (depreciation) in fair value of investments:
Health Management Associates, Inc. common stock	$(7,243,899)	$25,338,395
Pooled separate accounts	1,864,339	—
Collective trust funds	(555,997)	(414,343)
Mutual funds	(5,401,312)	(3,810,228)
Interest and dividends	1,605,185	4,034,317

	(9,731,684)	25,148,141
Contributions:
Participants	19,978,165	16,336,025
Employer	3,856,281	3,326,140

	23,834,446	19,662,165

Total additions	14,102,762	44,810,306

Deductions
Benefit payments	11,880,903	11,304,042
Administrative expenses	207,127	115,248

Total deductions	12,088,030	11,419,290

Increase in net assets available for benefits	2,014,732	33,391,016
Net assets available for benefits at beginning of year	140,008,168	106,617,152

Net assets available for benefits at end of year	$142,022,900	$140,008,168

See accompanying notes.

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1.    Description of the Plan

The following description of Health Management Associates, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan’s sponsor is Health Management Associates, Inc. (the Company). The effective date of the Plan is October 1, 1990 (date of inception). The Plan was amended and restated in its entirety effective January 1, 1998 and July 1, 1998. The amendments incorporated the designation of Merrill Lynch Trust Company (the Trustee) as the trustee of the Plan’s investments and the provisions of the River Oaks Hospital, Inc. 401(k) Profit Sharing Plan which was merged into the Plan during 1998, respectively.

Effective April 1, 2001, the Plan was amended and CIGNA Retirement and Investment Services was designated as the Plan’s recordkeeper and administrator (the Recordkeeper) and CG Trust Company was designated the Plan’s trustee, replacing Merrill Lynch Trust Company as the Plan’s Trustee.

The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All eligible employees of the Company, as defined in the Plan, may elect to participate in the Plan.

Contributions

Each year, participants may elect to defer from 1% to 20% of compensation received during the Plan year. If an eligible employee fails to elect deferral, a 3% deferral will automatically be withheld. The Company makes discretionary matching contributions for participants at certain designated hospital subsidiaries equal to a percentage of each participant’s deferred compensation. In applying such matching percentage, only salary reductions up to 6% of total compensation shall be considered, and such Company

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

matching contributions are limited to 3% of the participant’s total compensation during the Plan year.

The Company match is in the form of Company securities, with the exception of designated hospital subsidiaries which receive a nondiscretionary Company match in cash. The Company match in Company securities is not subject to participant direction. During the years ended December 31, 2001 and 2000, nondiscretionary contributions of approximately $818,000 and $442,000, respectively, were made to the Plan.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan investment results. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals and Payments of Benefits

Upon retirement or death, the total vested value of a participant’s account is distributed to the participant or the beneficiary in cash.

A participant is only entitled to make a withdrawal from his or her account upon attaining age 59 1/2, or prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. If a participant separates from service before vesting, the portion of the account attributable to Company contributions is not forfeited until the participant incurs a five–year break in service. The Plan’s loan feature allows participants to borrow against their balance in accordance with the loan policies established by the Company.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. Forfeitures aggregated approximately $968,000 and $935,000 for the years ended December 31, 2001 and 2000, respectively.

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes one hundred percent vested in the remainder of his or her accounts upon the occurrence of any of the following events:

(a)  The participant dies while still in service as an employee;

(b)  The participant becomes totally and permanently disabled while still in service as an employee; or

(c)  The Plan is terminated by the Company.

In other cases, a gradual vesting scale applies, where by participants vest 20% per year upon the completion of three years of vesting service, with one hundred percent vesting occurring upon reaching seven years of vesting service. A Plan year during which an employee works for at least one thousand hours is counted as one year of vesting service. Effective January 1, 2002, the vesting provisions of the Plan were amended to permit participants to vest 20% per year upon the completion of two years of vesting service, with one hundred percent vesting occurring upon reaching six years of vesting service.

2.     Summary of Significant Accounting Policies

Investment Valuation

Investments in mutual funds, collective trust funds and equity securities are stated at fair value based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

The fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last business day of the Plan year. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Recordkeeper solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Recordkeeper for investment purposes.

Unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest. The Plan’s investments in unallocated insurance contracts consist of investments in contracts between the Recordkeeper and the Plan that provide for a guaranteed return on principal invested over a specified time period. Contract values approximate fair value, since, except in limited circumstances, these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, the Trustee has the right to defer transfers or distributions under certain limited circumstances, such as in the event of withdrawal request coinciding with a pool closing,

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

the contract value would be paid in installments, which may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 6% for the year ended December 31, 2001. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 6% at December 31, 2001.

Contributions

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted semi-monthly to the Trustee for investment based on the investment options designated by the Plan’s participants.

Discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Purchases and sales of securities are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Administrative Expenses

The majority of administrative expenses for the Plan are paid directly by the Company, and not from Plan assets.

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Benefit Payments

Benefits are recorded when paid.

Reclassification

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

3.    Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2001	2000
Health Management Associates, Inc. Common Stock(1)	$63,154,482	$68,167,334
Connecticut General Life Insurance Company—Guaranteed Income Fund	19,357,342	—
Connecticut General Life Insurance Company—Balanced/Morgan Stanley, SSgA Fund	8,065,136	—
Connecticut General Life Insurance Company—Large Cap Value/John A. Levin & Company Fund	19,738,331	—
Merrill Lynch Retirement Preservation Trust	—	16,633,680
Massachusetts Investors Trust Fund	—	20,983,748
Merrill Lynch Balanced Capital Fund	—	7,919,852

(1)	Includes nonparticipant-directed investments of $34,849,189.

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.    Changes in Nonparticipant-Directed Net Assets Available for Benefits

Following are the changes in net assets available for benefits for fund options which include nonparticipant-directed investments for the years ended December 31, 2001 and 2000:

	Health Management Associates, Inc. Common Stock	Cash	Total
Net assets available for benefits at December 31, 1999	$45,903,207	$47,127	$45,950,334
Net appreciation in fair value of investments	25,338,395	—	25,338,395
Interest and dividend income	141,444	—	141,444
Contributions:
Participants	3,919,261	(1,026)	3,918,235
Employer	3,052,561	(14)	3,052,547
Participant loans	(533,883)	—	(533,883)
Benefit payments	(4,817,949)	57,585	(4,760,364)
Transfers to participant directed investments (net)	(4,835,702)	10,414	(4,825,288)

Net assets available for benefits at December 31, 2000	68,167,334	114,086	68,281,420
Net depreciation in fair value of investments	(7,243,899)	—	(7,243,899)
Interest and dividend income	266,176	—	266,176
Contributions:
Participants	4,812,361	—	4,812,361
Employer	3,791,766	(1,342)	3,790,424
Participant loans	(323,604)	—	(323,604)
Benefit payments	(4,950,097)	(112,744)	(5,062,841)
Transfers to participant directed investments (net)	(1,365,555)		(1,365,555)

Net assets available for benefits at December 31, 2001	$63,154,482	$—	$63,154,482

At December 31, 2001, $34,849,189 of the $63,154,482 of Health Management Associates, Inc. Common Stock included in the Plan’s net assets is nonparticipant-directed.

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 20, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.    Party-in-Interest Transactions

Certain Plan investments are shares of mutual and trust funds managed by the Trustee, therefore, such transactions qualify as party-in-interest. The Plan held investments in Company securities with a fair value of approximately $63,154,000 and $68,167,000 as of December 31, 2001 and 2000, respectively. The Company paid the majority of administrative expenses on behalf of the Plan for the years ended December 31, 2001 and 2000.

7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the vested portion of their account.

HEALTH MANAGEMENT ASSOCIATES, INC. RETIREMENT SAVINGS PLAN
EIN: 65-0261425 Plan No.: 001

Schedule H, Line 4i

Schedule of Assets (Held At End of Year)
December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Health Management Associates, Inc.	Common Stock	$54,246,352	$63,154,482
*	Connecticut General Life Insurance Company	Guaranteed Income Fund	(1)	19,357,342
*	Connecticut General Life Insurance Company	State Street Global Advisors Intermediate Bond Account	(1)	2,289,353
*	Connecticut General Life Insurance Company	Balanced/Morgan Stanley, SSgA Fund	(1)	8,065,136
*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	(1)	1,284,137
*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	(1)	342,832
*	Connecticut General Life Insurance Company	CIGNA Lifetime40 Fund	(1)	1,158,262
*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	(1)	352,807
*	Connecticut General Life Insurance Company	CIGNA Lifetime60 Fund	(1)	247,402
*	Connecticut General Life Insurance Company	Large Cap Growth/Morgan Stanley Fund	(1)	4,769,548
*	Connecticut General Life Insurance Company	Large Cap Value/John A. Levin & Company Fund	(1)	19,738,331
*	Connecticut General Life Insurance Company	S&P 500® Index Fund	(1)	5,208,968
*	Connecticut General Life Insurance Company	Mid Cap Growth/Artisan Partners Fund	(1)	322,642
*	Connecticut General Life Insurance Company	Mid Cap Value Fund (sub-advised by Wellington Management)	(1)	886,978
*	Connecticut General Life Insurance Company	Small Cap Growth/TimesSquare Fund	(1)	4,274,323
*	Connecticut General Life Insurance Company	Small Cap Value/Berger® Fund	(1)	1,724,478
*	Connecticut General Life Insurance Company	Int’l Blend/Bank of Ireland Fund	(1)	2,370,833
	Participants	Loan Fund, 5.75%—10.50%	(1)	5,674,032

				$141,221,886

*	Indicates a party-in-interest to the Plan.
(1)	Cost information has not been included because investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH MANAGEMENT ASSOCIATES, INC.,
AS ADMINISTRATOR OF
HEALTH MANAGEMENT ASSOCIATES, INC.
RETIREMENT SAVINGS PLAN

By:	/s/ ROBERT E. FARNHAM
Robert E. Farnham Senior Vice President and Chief Financial Officer
Date:    June 26, 2002